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                             July 21, 2020

       Jay Farner
       Chief Executive Officer
       Rocket Companies, Inc.
       1050 Woodward Avenue
       Detroit, MI 48226

                                                        Re: Rocket Companies,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 7, 2020
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed July 17, 2020
                                                            File No. 333-239726

       Dear Mr. Farner:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Preliminary Estimated Financial Results as of and for the Three Months and the Six Months
       Ended June 30, 2020, page 16

   1. Given the significant increases in net revenues and net income expected to be recognized in the second quarter
and in the interim six month period ending June 30, 2020, please revise to provide a
more granular discussion addressing the reasons for these increases.
   2. Please also discuss whether and to what extent the trend of increasing revenues and net income is expected to
continue in future periods.
 Jay Farner
Rocket Companies, Inc.
July 21, 2020
Page 2

        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Marc
Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-
Advisor, at (202) 551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.



                                                         Sincerely,
FirstName LastNameJay Farner
                                                         Division of
Corporation Finance
Comapany NameRocket Companies, Inc.
                                                         Office of Finance
July 21, 2020 Page 2
cc:       John Kennedy, Esq.
FirstName LastName